SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

J. Ken Nunley Padmore Holdings, Ltd. 1100 N.W. Loop 410, Suite 207 San Antonio, Texas 78213 (830) 816-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 10 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 10

1.	NAME OF REPORTING PERSONS: Padmore Holdings, Ltd. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 10

1.	NAME OF REPORTING PERSONS: Lynn Booker IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,000,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,000,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON IN
           *  See Item 2 hereof.
           **See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 10

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON IN
             *  See Item 2 hereof.
           **See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 10

1.	NAME OF REPORTING PERSONS: Douglas McClain, Sr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON IN
           *  See Item 2 hereof.
           **See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 6 of 10

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON IN
           *  See Item 2 hereof.
           **See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 7 of 10

ITEM 1. SECURITY AND ISSUER

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”), and the other persons named on Exhibit A attached hereto (each a “Reporting Person” and together the “Reporting Persons”). Exhibit A also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Padmore is the owner of 28,000,000 shares of Common Stock of the Issuer. Padmore is jointly owned by James T. Miceli, Douglas McClain, Jr. and Douglas McClain, Sr., whose interests are 45%, 45% and 10%, respectively. Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs James T. Miceli and Douglas McClain, Jr.

Except as expressly set forth herein, the joint filing of this Schedule 13D shall not be construed as an admission that any person named herein is the beneficial owner of any or all of the securities of the Issuer owned or to be owned or acquired by any other person for the purposes of this Schedule 13D, or for any other purpose, and each such person disclaims beneficial ownership of all of the securities of the Issuer owned by such other persons.

The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Padmore, as well as the name, principal business and address of the company in which such occupation or employment is conducted, as well as certain other information required by instruction C to Schedule 13D, are set forth in Exhibit B attached hereto.

During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of Padmore, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Padmore purchased 28,000,000 shares of Common Stock from the Issuer on August 4, 2006 in a privately negotiated transaction for $2,800.00. The source of funds for the purchase was the working capital of Padmore.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock owned by Padmore, a founder of the Issuer, was purchased from the Issuer in a privately negotiated transaction in which Padmore invested $2,800.00 in the Issuer. Padmore may make individual gifts totaling up to 1,750,000 shares of Common Stock to consultants of the Issuer and

CUSIP No. 452530 10 1	13D	Page 8 of 10

employees of Argyll Equities, LLC, an affiliate of the Issuer. Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a) Amount beneficially owned: 28,000,000 shares of Common Stock**
Percent of class: 10.3% based on 272,000,000 shares of Common Stock issued and outstanding

(b) Number of shares as to which the Reporting Persons have:

(i)   Sole power to vote or to direct the vote - 0
(ii)  Shared power to vote or to direct the vote - 28,000,000**
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 28,000,000**

(c) The information with respect to the acquisition of the Common Stock of the Issuer by Padmore, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.
_________________
** Includes 28,000,000 shares of Common Stock purchased in a privately negotiated transaction between the Issuer and Padmore. See Item 3. Mr. Lynn Booker has voting and dispositive control of such shares of Common Stock owned by Padmore. See Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are subject to a Lock-Up Agreement dated as of September 22, 2006 between the Company and such persons attached hereto as Exhibit C that contains certain lock-up provisions with regard to future sales of the Common Stock of the Issuer owned by such persons for a period of 12 months until January 3, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Information concerning Reporting Persons

Exhibit B - Information concerning Reporting Persons’ officers, directors and others

Exhibit C - Lock-up Agreement dated as of September 22, 2006 between the Issuer and Padmore Holdings, Ltd.

CUSIP No. 452530 10 1	13D	Page 9 of 10

Exhibit D - Agreement among Reporting Persons to file Joint Statement on Schedule 13D

Exhibit E - Power of Attorney

CUSIP No. 452530 10 1	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 23, 2007	PADMORE HOLDINGS LTD.

	By:	/s/ Lynn Booker
Name: Lynn Booker Title: Director

/s/ Lynn Booker
Lynn Booker

/s/ James T. Miceli
James T. Miceli

/s/ Douglas McClain, Jr.
Douglas McClain, Jr.

/s/ Douglas McClain, Sr.
Douglas McClain, Sr.

EXHIBIT A

Information Concerning Reporting Persons

Name: Padmore Holdings, Ltd.

Place of Organization: British Virgin Islands

Principal Business: holding company

Address of Principal Business: 1100 N.W. Loop 410, Suite 207, San Antonio, Texas 78213

Address of Principal Office: 1100 N.W. Loop 410, Suite 207, San Antonio, Texas 78213

Name: Lynn Booker

Business Address: 1100 N.W. Loop 410, Suite 207, San Antonio, Texas 78213

Principal Occupation: Independent certified public accountant

Citizenship: United States

 Name: Douglas McClain Sr.

Business Address: 285 South, 1125 West, Parowan, Utah 84761

Principal Occupation: Independent marketing consultant to Argyll Biotechnologies, LLC

Citizenship: United States

Name: Douglas McClain Jr.

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

Name: James T. Miceli

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States

EXHIBIT B

Information Concerning Padmore Holdings, Ltd.’s officers, directors and others

Name: Lynn Booker

Position with Company: Director

Principal Occupation: Independent certified public accountant

Business Address: 1100 N.W. Loop 410, Suite 207, San Antonio, Texas 78213

EXHIBIT C

Lock-Up Agreement

9/22	, 2006
Immunosyn Corporation
4225 Executive Square, Suite 260
La Jolla, California 92037

Re:	Offering of Common Stock

Dear Sirs:

In order to induce Immunosyn Corporation, a Delaware corporation (the “Company”), to register my shares of the Company’s Common Stock, par value $0.0001 per share (“Common Stock”), the undersigned hereby agrees that for a period of twelve (12) months following the effective date of the prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission in connection with such offering, the undersigned will not, without the prior written consent of the Company, directly or indirectly:

(i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any shares of Common Stock including, without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time, or securities convertible into or exercisable or exchangeable for Common Stock (collectively, the “Shares”),

(ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the Shares, or

(iii) engage in any short selling of the Shares.

Nothing contained herein will be deemed to restrict or prohibit the transfer of the Shares (i) as a bona fide gift, provided the recipient thereof agrees in writing to be bound by the terms thereof (ii) as a distribution to partners, retired partners or the estates of such partners or retired partners or shareholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms thereof, (iii) as a transfer into a revocable trust pursuant to the transferor’s estate plan, provided the trustee agrees on behalf of all beneficiaries of the trust that they shall be bound by the terms of this agreement.

Any person to whom the Shares are transferred from the undersigned from and after the date hereof shall be bound by the terms of this Agreement.

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Shares.

Shareholder’s Initials /s/ LB

The undersigned understands that the Company is relying upon this Agreement in proceeding towards registration of my Shares. The undersigned further understands that this Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Notwithstanding the foregoing, the Company will use reasonable efforts to arrange for a registered broker dealer to act as an agent (the “Agent”) for all shareholders who execute this Agreement (collectively “Selling Shareholders”), for the sale of their Shares unrestricted by this Agreement during the lock up period, on the following terms and conditions:

1) During the lock-up period, Selling Shareholders may submit one or more limit orders to the Agent for sales of their Shares at prices desiginated by the Selling Shareholder. Such orders shall. be deemed “good until cancelled”.

2) The Agent will have sole discretion to determine at all times whether there is sufficient market support for any sales by the Selling Shareholders within their limit orders.

3) If the Agent determines there is sufficient market interest, the Agent will attempt to execute the Selling Shareholders’ orders.

4) If there is insufficient market interest in all of the Selling Shareholders’ Shares within a specific limit, the Agent will allocate the number of Shares sold among all of the Selling Shareholders on a proportionate basis in accordance with the number of each Selling Shareholder’s Shares offered at or above this limit.

5) At any time during the lock-up the Company may declare a hold on the selling of all Shares by the Selling Shareholders provided such hold shall apply to all Selling Shareholders.

The following parties and transactions shall not be subject to this Agreement:

(i) the sale or transfer of Shares by Argyll Biotechnologies LLC (“Argyll”) and its affiliates to accredited investors pursuant to the Private Placement Memorandum dated May 2006 for Offering Of 8% Convertible Notes of Argyll, as Supplemented; or

(ii) sales or transfers by Argyll Equities LLC.

The Selling Shareholder further agrees to exceute any additional documents that the Company deems necessary to implement the transactions contemplated by this Agreement.

[Signature Page Follows]

Shareholder’s Initials /s/ LB

2

SIGNATURE BLOCK FOR A NATURAL PERSON

Name:
Please Print

Date:

SIGNATURE BLOCK FOR A CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY

Name of corporation, partnership, trust or other entity, including type of entity and jurisdiction of organization:

Padmore Holdings, Ltd.

Please Print

By:	/s/ Lynn R. Booker

Name:	Lynn R. Booker
Please Print

Title:	Director
Please Print

Date:	9/22/06

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Immunosyn Corporation unless and until such time as any party hereto shall notify the others in writing of his or its desire to terminate this Joint Filing Agreement, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 16, 2007.

[PADMORE HOLDINGS, LTD.]

By:	/s/ [Douglas McClain, Jr.]
Name:	[Douglas McClain, Jr.]
Title:

/s/ Lynn Booker
[Lynn Booker]

/s/ James T. Miceli
[James T. Miceli]

/s/ Douglas McClain, Jr.
[Douglas McClain, Jr.]

/s/ Douglas McClain, Sr.
[Douglas McClain, Sr.]